SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of August 2007
Commission File Number 0-30860

Axcan Pharma Inc.
(Exact Name of Registrant)

597, boul, Laurier, Mont-Saint-Hilaire (Quèbec), Canada J3H 6C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F
X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No
X

This Form 6-K consists of: (i) an August 9, 2007 press release entitled “Axcan Pharma Sustains Growth in Fiscal 2007, with Record Revenue of $92.3 Million in the Third Quarter”; (ii) Axcan’s Consolidated Financial Statements for the Third Quarter, June 30, 2007; and (iii) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Third Quarter, June 30, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AXCAN PHARMA INC.

Date: August 10, 2007	By:	/s/ Richard Tarte
	Name:	Richard Tarte
	Title:	Vice President, Corporate Development
and General Counsel